Exhibit (d)(6)

Executive Employment Agreement

This Employment Agreement (“Agreement”) is made as of the [___] day of [_____], [__] (the “Effective Date”), between MGC Diagnostics Corporation, a Minnesota corporation, and its past, present or future officers, directors, shareholders, successors, assigns, subsidiaries, predecessors, agents, board members and affiliates, collectively or individually, with corporate headquarters located at 350 Oak Grove Parkway, Saint Paul, MN 55127 (“MGC”) and Matthew S. Margolies (“Executive”). MGC and Executive may be individually referred to as a “Party” or collectively as the “Parties.”

MGC is a global medical technology company dedicated to cardiorespiratory health solutions. MGC is primarily engaged in developing, manufacturing, servicing and marketing non-invasive diagnostic systems and products for the detection, classification and management of cardiorespiratory disease. MGC and Executive recognize that Executive’s employment security depends upon MGC’s ability to protect and increase its existing business. MGC and Executive also recognize that Executive will acquire knowledge and information about MGC and its business that is not generally known to persons not employed by MGC. If employees are permitted to use their working relationships, knowledge and information to injure MGC’s own business interests in order to enhance their own individual interests, the rights and interests of MGC and its remaining employees will inevitably be compromised and injured. For this reason, MGC and Executive agree that it is fair, reasonable and in their respective best interests to enter into this Agreement by which Executive agrees to refrain from disclosing Information, and soliciting and/or accepting business from MGC’s Clients, Prospective Clients, suppliers and employees.

In consideration of at-will employment with MGC, Executive agrees as follows:

1. At-Will Employment. Employment is on an “at will” basis. This means that either Party may terminate the employment relationship with or without Cause or notice at any time. All compensation, inclusive of wages, bonuses, incentive pay, and fringe benefits, will cease immediately upon any Termination and can be unilaterally changed by MGC at any time without notice, in each case, except as otherwise specified or provided in this Agreement and except where particular compensation terms have been agreed to herein. The provisions of Sections 5 through 22 of this Agreement, however, will survive and be enforced even if Executive is no longer employed by MGC.

2. Duties and Responsibilities. Executive agrees to use his best efforts as MGC’s President. Executive’s duties and responsibilities are summarized in the President’s job description with additional direct responsibility for global strategy, global engineering, research and development, and global product development. MGC may assign additional and/or different duties and responsibilities to Executive at any time. Executive will devote his full-time attention, energy, and ability to MGC’s Business. Executive agrees to comply with all federal, state and

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local laws or regulations regarding MGC’s Business. Executive agrees that he will not serve on the Board of Directors of any profit or non-profit company without prior MGC Board approval.

3. Term of this Agreement. This Agreement is effective as of the Effective Date and will continue for three years thereafter, subject to either party’s right to terminate the employment relationship and/or this Agreement as provided in Section 12 of this Agreement.

4. Compensation.

4.1. Base Salary. During the term of this Agreement, as compensation for all services to be rendered by Executive under this Agreement, MGC will pay Executive a Base Salary of Two Hundred, Eighty-Five Thousand and 00/100 Dollars ($285,000). “Base Salary” means regular cash compensation on a periodic basis exclusive of benefits, bonuses or incentive payments. If EBITDA thresholds are achieved during the first six (6) months of the 2018 fiscal year, base salary will be increased by $20,000 and if achieved during the entire 2018 fiscal year (12 months), base salary will be increased an additional $20,000. MGC will pay the Base Salary in accordance with MGC’s normal payroll practices, subject to state and federal taxes and any other applicable withholdings. The Base Salary may be reviewed and adjusted as may be determined from time to time by the Board of Directors.

4.2. Management Incentive Program. Executive will be eligible to participate in MGC’s Incentive Plan. Executive’s participation in and the criteria for this plan will be subject to the written terms and provisions of the plan, as established annually by and solely within the discretion of the Board of Directors, which may be amended at any time by the Board. Executive may earn up to fifty percent (50%) of his Base Salary each year under the plan if he meets the eligibility requirements and criteria.

4.3. Fringe Benefits. In addition to the compensation payable to Executive as provided in this section, Executive will be entitled to Personal Time Off (PTO) in accordance with MGC’s policies, subject to the terms or any modifications that the Board of Directors may approve. To the extent available or offered, Executive will be entitled to participate in all other benefit programs offered by MGC to its employees, subject to terms as the Board of Directors may approve, including but not limited to, any medical, dental or other health plan, pension plan, profit-sharing plan and life insurance plan that MGC may adopt or maintain, any of which may be changed, terminated or eliminated by MGC at any time in the exclusive discretion of the Board of Directors.

4.4. Business Expenses. MGC will pay or reimburse Executive for all reasonable and necessary out-of-pocket expenses incurred by him for the benefit of MGC in the performance of his duties under this Agreement, subject to compliance by Executive with MGC’s policies for expense reimbursements, including a car allowance of up to $700 per month, subject to applicable tax withholding.

5. Proprietary, Trade Secret and Confidential Information. Executive understands and agrees that, as a result of his employment with MGC, Executive will become informed of, and have access to, Information. Executive further understands and agrees that

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such Information, even though it may be developed or otherwise acquired by Executive, is and remains the exclusive property of MGC to be held by Executive in trust and solely for MGC’s benefit. Executive will not, at any time, either during Executive’s employment with MGC or after Termination, use, copy, transfer or otherwise disclose to any person or entity any Information without the written consent from MGC’s Board of Directors, except for the benefit of and in furtherance of MGC’s Business.

“Information” means confidential and proprietary information and trade secrets of MGC, as further described in this paragraph. It includes any information that Executive may have acquired from MGC regarding MGC’s: (a) methods of doing its business; (b) financial structure or performance, as well as any financial records reflecting such structure, profits or performance; (c) marketing strategies; (d) Client lists, contacts, agreements and their terms and conditions; (e) Client information; (f) Client correspondence and proposals; (g) Client account records; (h) sales or operating business reports; (i) attorney communications or work product; (j) personnel information; (k) Prospective Client information, correspondence and proposals; (l) technical know-how, product development and initiatives, Business knowledge not known to the public and strategic plans and initiatives; (m) pricing information; (n) proprietary hardware or software systems; (o) inventions, creations, trademarks, and/or patents, and (p) any other information of or concerning MGC not generally known or available to the public or competitor and which has special value to MGC because it is not generally known or available to the public or competitors. “Information” also includes any information or trade secrets that Executive may have acquired from a Client or Prospective Client while employed by MGC that concerns the Client’s or Prospective Client’s own business or dealings with MGC. Information does not fall outside the scope of this definition based upon the manner in which it is stored. This paragraph has no geographical limitation or duration limitation.

6. Non-Competition. Executive acknowledges and agrees that he is specifically in charge of and privy to all of MGC’s business activities throughout the United States and internationally. Executive acknowledges and agrees that he holds a position of special trust and confidence with MGC that provides Executive with access to and an understanding of Information that, if used to compete against MGC, would unfairly advantage Executive and disadvantage MGC, and would result in serious injury to MGC’s business. Due to the above considerations, Executive agrees that during the term of Executive’s employment with MGC and for twelve (12) months following any Termination, Executive will not work, directly or indirectly for, provide consultant work, or acquire any financial interest in, any person, business or entity which competes or intends to compete with MGC regarding any Services provided by MGC within the United States or anywhere else in the world. This restrictive covenant is applicable regardless of the reason for any Termination of employment.

7. Non-Solicitation/Non-Acceptance. Executive agrees that during Executive’s employment with MGC, and for twenty-four (24) months following any Termination, Executive will not: (a) divert or attempt to divert from MGC any business or trade of any Client, Prospective Client or supplier, or (b) otherwise interfere with any business or trade opportunity or business relationship that MGC may then have or reasonably expect to have with any Client, Prospective Client or supplier. Executive agrees and understands that during this period and except in his capacity as an Executive and for the benefit of MGC, Executive is prohibited from: (x) soliciting business from; (y) performing services for and/or (z) accepting business from any

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Clients or Prospective Clients in competition with MGC’s Business and/or from directly or indirectly calling on or otherwise facilitating others to call on or solicit business from a Client or Prospective Client in competition with MGC’s Business. Executive further agrees that during this same period Executive will not employ, solicit, or encourage or induce any employee or contractor of MGC to terminate his or her employment or contractual relationship with MGC. This non-solicitation/non-acceptance section has no geographical limitation. This restrictive covenant is applicable regardless of the reason for any Termination of employment.

8. MGC Property/Inventions. Executive agrees that the pricing of all products will, at all times, be subject to final determination by MGC. Executive further agrees that all work and creation of work products associated with Executive’s employment with MGC are deemed work for hire for MGC and are MGC’s exclusive property. Executive agrees to assign to MGC any rights Executive may have or acquire in such property and agrees to sign and deliver at any time, upon MGC’s request, any instrument requested by MGC confirming the exclusive ownership of such property by MGC. Executive further agrees he will furnish to MGC such instruments, instructions, and documentation as MGC may reasonably require to insure that MGC’s rights in and to such property will be perfected, recognized and subject to sale or transfer by MGC. Executive’s obligations in this regard include but are not limited to: assigning and conveying to MGC in writing his entire right, title and interest throughout the world in and to any inventions; assisting MGC and its agents in preparing patent, trademark, or copyright applications (both domestic and foreign); signing and delivering all said applications and assignments to MGC; and generally providing any and all information, testimony, signed documents and other things which may be required or requested by MGC to the end that MGC is able to successfully obtain, extend, reissue, maintain and enforce United States and foreign patents, trademarks and copyrights (as applicable) covering any inventions. This restrictive covenant is applicable regardless of the reason for any Termination of employment.

9. Rights to Copyright. Executive acknowledges and agrees that any and all copyright and any other intellectual property rights in designs, software, firmware and related documentation, and works of authorship that are created by him during the period of his employment and related to the existing or reasonably foreseeable business interests of MGC will belong to MGC. Neither MGC nor any of its direct or indirect licensees has nor will have any obligation to designate Executive as author of any such design, software, firmware or related documentation when distributed publicly or otherwise, nor to make any distribution. Executive hereby waives and releases all his rights to the foregoing. This restrictive covenant is applicable regardless of the reason for any Termination of employment.

10. Return of MGC Property. In the event Executive’s employment with MGC is Terminated, Executive agrees to deliver immediately (but no later than 24 hours after Termination) to MGC all of its property, including but not limited to documents or papers (including all electronic storage media) relating to MGC’s Business or Information which are in Executive’s possession or custody or under Executive’s control. Executive will not make or retain any copies or summaries of any such material. Such property specifically includes but is not limited to any electronic devices and software owned or leased by or licensed to MGC. This Section 10 is applicable regardless of the reason for any Termination of employment.

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11. Reasonableness of Restrictions/Breach. Executive agrees that the restrictions in this Agreement are reasonable and appropriate. In the event that Executive is threatening to breach or is in breach of any provision contained in Sections 5 through 10, Executive agrees that it will not be possible to adequately measure the loss suffered by MGC, and that because of the competitive nature of the industry, the injury to MGC resulting from a breach of this Agreement will be irreparable. Therefore, MGC will be entitled to a temporary restraining order and preliminary and permanent injunctive relief to halt any actual or threatened violation of this Agreement, as well as any measurable damages sustained. Executive also agrees that Executive is obligated to reimburse MGC for all costs, including actual reasonable attorney fees, which may be incurred by MGC in the enforcement of any section in this Agreement. Executive understands and agrees that any future employer and/or any business Executive owns may be also liable for damages arising out of any breach of this Agreement.

12. Termination.

12.1. Notice. Executive’s Employment may be terminated by either party at any time with or without Cause. If Executive intends to resign from or otherwise terminate his employment, he must give MGC at least 90 days advance written notice, subject to MGC’s power to waive all or any such portion of this notice period. MGC will pay Executive for the ninety (90) day notice period regardless of whether MGC accepts notice of termination sooner than the end of the 90-day period. If MGC terminates Executive without Cause and without notice, Executive may be entitled to severance pay subject to signing a severance agreement drafted solely within the discretion of MGC that includes (but will not be limited to) a written release and waiver by Executive of all legal claims known or unknown against MGC. Any eligibility for and amount of severance pay is defined in this Section 12.1.

12.2. Cause Defined. If Executive is terminated for Cause, he is not entitled to any severance pay regardless of his tenure with MGC. “Cause” is defined as:

a)	Executive has breached the provisions of the restrictive covenants in Sections 5 through 10 in any respect or materially breached any other provision of this Agreement;

b)	Executive has engaged in gross misconduct;

c)	Executive has consistently failed to meet the financial and operating goals of the Executive’s area of responsibility as defined in Executive’s job description or any other directives or duties the Board provides Executive;

d)	Executive has failed to substantially perform his duties as an officer or employee of MGC;

e)	Executive has committed fraud, misappropriation or embezzlement in connection with MGC’s business, or has caused substantive harm to the reputation of the company through his actions;
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f)	Executive has been convicted or has pleaded nolo contender to an act or failure to act constituting a felony or gross misdemeanor under federal or state law that is injurious to MGC or its reputation, or that impairs Executive’s ability to substantially perform his duties for MGC; and/or

g)	Death of Executive, or disability of Executive for an aggregate of 180 days during a 12-month period.

12.3. Effect of Termination. Notwithstanding any Termination of this Agreement, Executive, in consideration of his employment thereunder to the date of such Termination (and beyond any Termination of employment) will remain bound by the provisions of this Agreement that specifically relate to periods, activities or obligations upon or subsequent to the Termination of Executive’s employment.

12.4. Pay Upon Termination. If Executive is terminated by MGC without Cause, and provided the Executive executes a general release of claims against MGC and is otherwise in compliance with the terms of this Agreement, MGC will pay Executive the following compensation:

a)	If the Executive has been in his position with MGC for up to three (3) years or less from the Effective Date of this Agreement, MGC will pay the Executive an amount equivalent to six (6) months of the Executive’s Base Salary immediately prior to Termination.

b)	If Executive has been in his position with MGC for more than three (3) years from the Effective Date of this Agreement, MGC will pay the Executive an amount equivalent to twelve (12) months of Executive’s Base Salary immediately prior to Termination.

c)	If Executive elects COBRA continuation upon Termination, MGC will pay Executive for the employer’s portion of the premium cost during the time Executive remains eligible under COBRA and is receiving Base Salary under paragraph (a) or (b) of this Section 12.4, the method of such payment to be determined by MGC.

d)	Any bonuses earned during Executive’s employment but unpaid at the Termination date will be paid pro-rata consistent with MGC’s normal business practice. By way of example only, if a bonus is typically paid after determining the full-year end financial performance, Executive could earn his pro-rated portion after the year-end analysis is complete.

e)	The method of payment, whether lump sum or periodic, will be at the sole discretion of MGC. Nothing in this Section 12.4 will operate as a guarantee of employment for any particular term.
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13. Additional Definitions. The following terms used in this Agreement are defined as follows:

a)	“Board of Directors” or “Board” means the board of directors of MGC.

b)	“Business” and/or “Services” means any and all business conducted by MGC including, but not limited to, developing, manufacturing, servicing and marketing non-invasive diagnostic systems and products for the detection, classification and management of cardiorespiratory disease.

c)	“Client(s)” means any entity or person that MGC has provided Services to within two (2) years prior to Termination.

d)	“MGC” means the MGC Diagnostics Corporation, a Minnesota corporation, and its past, present or future officers, directors, shareholders, successors, assigns, subsidiaries, predecessors, agents, Board members and affiliates, collectively or individually. MGC’s corporate headquarters is located at 350 Oak Grove Parkway, Saint Paul, MN 55127.

e)	“Prospective Client(s)” means any entity or person that has been subject to documented MGC business activity, other than mass mailings, within one (1) year prior to Termination.

f)	“Termination” means any termination or voluntary resignation of Executive’s employment, whether initiated or caused by MGC or by Executive, and regardless of the reason or cause of the termination of employment.

14. Representations. This Agreement supersedes any prior employment agreement with MGC Diagnostics before the merger. Executive represents that he is not a party to any other enforceable employment agreement, and that his employment and performance of duties under this Agreement does not and will not violate any covenant or agreement including but not limited to any covenant not to compete, non-solicitation clause or other similar restriction on his employment. Executive further represents that he does not possess any confidential information or trade secret belonging to any prior employer or other third party and will not in connection with his performance under this Agreement make use of any such information.

15. Statute of Limitations. Executive agrees that any lawsuit, claim, or charge against MGC arising out of his employment or Termination of employment, or that in any way relates to this Agreement, including but not limited to claims or suits arising under state or federal civil rights statues, must be brought within the following time limits or be forever barred: (a) for lawsuits requiring a Notice of Right to Sue from the Equal Employment Opportunity Commission (the “EEOC”), within 90 days after the EEOC issues such notice; or (b) for all other claims or suits, within (i) 180 days of the event(s) giving rise to the claim, or (ii) the time limit specified by statute, whichever is shorter.

16. Savings Clause. It is expressly understood and agreed that although Executive and MGC consider the restrictions and/or sections contained in this Agreement to be reasonable

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for the purpose of preserving MGC’s goodwill and other proprietary rights and interests, if any restrictive provision and/or sentence in this Agreement are found to be invalid or unreasonable by a court of competent jurisdiction because it is deemed too broad or restrictive, the restriction will nevertheless remain effective, but will be deemed amended as may be considered to be reasonable by such court, and as so amended shall be enforced. Additionally, in the event that a sentence or an entire provision of the Agreement is found to be invalid for any reason by any Court of competent jurisdiction in Minnesota, the remaining sentences in the section, paragraph or provisions will remain in full force and effect.

17. Future Employment. Executive agrees that if Executive seeks or is offered employment by any other person or entity, Executive will disclose the existence of this Agreement to that person or entity before becoming employed.

18. Entire Agreement. This Agreement is the entire agreement between MGC and Executive and supersedes all prior written or oral communications or agreements with respect to the matters contained in this Agreement. The enforceability of this Agreement is subject to and conditioned upon the closing of the merger by and among MGC Parent LLC, AC Breathe Merger Sub Inc., and MGC Diagnostics Corporation. If the Agreement and Plan of Merger, dated as of November ___, 2017, by and among MGC Parent LLC, AC Breathe Merger Sub Inc., and MGC Diagnostics Corporation is terminated for any reason, this Executive Employment Agreement is null and void.

19. Choice of Law. Executive acknowledges that MGC provides Services and has Clients in multiple states. As a result, it is imperative for MGC to have a unified law apply to this Agreement and its employment relationship with Executive. It is also imperative for MGC and Executive to agree on where a complaint and/or dispute would be decided. This Agreement has been made in and is governed by and interpreted in accordance with the laws of the State of Minnesota. Executive and MGC agree that any action arising out of this Agreement or the relationship between MGC and Executive must be brought in Minnesota. Both parties consent to the jurisdiction of Minnesota’s state and federal courts and administrative agencies without regard to conflict of law principals. MGC and Executive agree that MGC would not employ Executive without Executive’s affirmative acknowledgment and consent to Minnesota laws and submission to personal jurisdiction in Minnesota courts.

20. Waivers. The waiver by either party of a breach by the other of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

21. Acknowledgements. Executive acknowledges and agrees that he has received and reviewed MGC’s employee handbook, that his conduct will conform to the requirements stated in that handbook, and that except to the extent modified or contradicted by this Agreement, its terms and conditions apply to his employment with MGC.

22. Amendment. No waiver, modification or amendment of any of the terms of this Agreement will be effective unless made in writing and signed by both Parties and expressly references this Agreement. This Agreement is not assignable by Executive but is fully assignable by MGC.

[Signature Page Follows]

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IN WITNESS WHEREOF, Executive and MGC have executed this Agreement of the date set forth in the first paragraph.

MGC DIAGNOSTICS

Name: [__________]
Its: [__________]

MATTHEW S. MARGOLIES

/s/ Matthew S. Margolies

Matthew S. Margolies

Signature Page to Margolies Employment Agreement